Filed Pursuant to Rule 424(b)(2)

File No. 333-135006

Title of Each class of Securities Offered	Maximum Aggregate Offering Price	Amount of Registration Fee(1)
Medium Term Notes, Series G, Senior Extendible Floating Rate Notes	$3,000,000,000	$92,100

(1)

The filing fee of $92,100 is calculated in accordance with Rule 457(r) of the Securities Act of 1933. Pursuant to Rule 457(p) under the Securities Act of 1933, the $2,147,858.34 remaining of the filing fee previously paid with respect to unsold securities registered pursuant to a Registration Statement on Form S-3 (No. 333-123689) filed by Wells Fargo & Company on March 30, 2005 is being carried forward, of which $92,100 is offset against the registration fee due for this offering and of which $1,011,888.63 remains available for future registration fees. No additional registration fee has been paid with respect to this offering.

Pricing Supplement No. 2 to

Prospectus Supplement dated January 25, 2007

to Prospectus dated June 19, 2006

$3,000,000,000

Wells Fargo & Company

Medium-Term Notes, Series G

Senior Extendible Floating Rate Notes

The senior floating rate notes described in this pricing supplement, which we refer to as the Extendible Notes, will mature on the initial maturity date, unless the maturity of all or any portion of the principal amount of the Extendible Notes is extended in accordance with the procedures described below. In no event will the maturity of the Extendible Notes be extended beyond the final maturity date.

During the notice period for each election date, you may elect to extend the maturity of all or any portion of the principal amount of your Extendible Notes so that the maturity of your Extendible Notes will be extended to the date occurring 366 calendar days from and including the 18th day of the next succeeding month. However, if that day is not a business day, the maturity of your Extendible Notes will be extended to the immediately preceding business day. The election dates will be the 18th calendar day of each month, commencing April 18, 2007 through and including March 18, 2012, whether or not any such day is a business day.

You may elect to extend the maturity of all of your Extendible Notes or of any portion thereof having a principal amount of $5,000 or any multiple of $1,000 in excess thereof. To make your election effective on any election date, you must deliver a notice of election during the notice period for that election date. The notice period for each election date will begin on the fifth business day prior to the election date and end on the election date; provided, however, that if the election date is not a business day, the notice period will be extended to the next day that is a business day. Your notice of election must be delivered to the paying agent for the Extendible Notes, through the normal clearing system channels described in more detail below, no later than the last business day in the notice period. Upon delivery to the paying agent of a notice of election to extend the maturity of the Extendible Notes or any portion thereof during a notice period, that election will be revocable during each day of such notice period, until 12:00 noon, New York City time, on the last business day in such notice period, at which time such notice will become irrevocable.

If you do not make an election to extend the maturity of all or any portion of the principal amount of your Extendible Notes during the notice period for any election date, the principal amount of the Extendible Notes for which you have failed to make such an election will become due and payable on the initial maturity date, or any later date to which the maturity of your Extendible Notes has previously been extended. The principal amount of the Extendible Notes for which such election is not exercised will be represented by a note whose issuance date is such election date. The note so issued will have the same terms as the Extendible Notes, except that it will not be extendible, will have a separate CUSIP number and its maturity date will be the then-current maturity date of that Extendible Note. The failure to elect to extend the maturity of all or any portion of the Extendible Notes will be irrevocable and will be binding upon any subsequent holder of such Extendible Notes.

Goldman, Sachs & Co.	Merrill Lynch & Co.

Wells Fargo Institutional Brokerage and Sales

Pricing Supplement dated March 21, 2007.

The Extendible Notes will bear interest from the original issue date until the principal amount thereof is paid or made available for payment at a rate determined for each interest reset period by reference to the base rate, plus or minus the applicable spread for the applicable interest reset date. We describe how floating rates are determined and calculated in the accompanying prospectus under “Description of Debt Securities — Interest and Principal Payments” and “— Floating Rate Debt Securities,” subject to and as modified by the provisions described herein.

The Extendible Notes will be issued as registered global securities and will remain on deposit with The Depository Trust Company, as depositary for the Extendible Notes. Therefore, you must exercise the option to extend the maturity of your Extendible Notes through the depositary. To ensure that the depositary will receive timely notice of your election to extend the maturity of all or a portion of your Extendible Notes, so that it can deliver notice of your election to the paying agent prior to the close of business on the last business day in the notice period, you must instruct the direct or indirect participant through which you hold an interest in the Extendible Notes to notify the depositary of your election to extend the maturity of your Extendible Notes in accordance with the then applicable operating procedures of the depositary.

The depositary must receive any notice of election from its participants no later than 12:00 noon (New York City time) on the last business day in the notice period for any election date. Different firms have different deadlines for accepting instructions from their customers. You should consult the direct or indirect participant through which you hold an interest in the Extendible Notes to ascertain the deadline for ensuring that timely notice will be delivered to the depositary.

Terms not defined herein have the meanings given to such terms in the accompanying prospectus and prospectus supplement.

Principal Amount:	$3,000,000,000

Initial Maturity Date:	April 18, 2008 or, if such day is not a business day, the immediately preceding business day

Final Maturity Date:	April 18, 2013 or, if such day is not a business day, the immediately preceding business day

Spread:	The table below indicates the applicable spread for the interest reset dates occurring during each of the indicated periods:

For interest reset dates occurring:	Spread

From the original issue date to but excluding April 18, 2008	Minus 0.04%

From and including April 18, 2008 to but excluding April 18, 2009	Minus 0.02%

From and including April 18, 2009 to but excluding April 18, 2010	0.00%

From and including April 18, 2010 to but excluding April 18, 2011	Plus 0.01%

From and including April 18, 2011 to but excluding April 18, 2012	Plus 0.02%

From and including April 18, 2012 to but excluding the final maturity date	Plus 0.02%

Base Rate:	LIBOR Reuters

Designated LIBOR Page:	Page LIBOR01 as displayed on the Reuters Money 3000 Service or any successor service (or such other page as may replace Page LIBOR01 on that service or successor service)

Index Maturity:	1 month

Interest Payment Dates:	The 18th day of each month, commencing April 18, 2007. If an interest payment date is also a maturity date, then, notwithstanding the discussion in the accompanying prospectus under “Description of Debt Securities – Floating Rate Debt Securities – If A Payment Date Is Not A Business Day,” such interest payment date will be the immediately preceding business day (and interest will accrue to but excluding that immediately preceding business day). The final interest payment date for the Extendible Notes, or any portion of the Extendible Notes maturing prior to the final maturity date, will be the applicable maturity date and interest payable on such maturity date will accrue from and including the interest payment date immediately preceding such maturity date to but excluding such maturity date.

Election Dates:	The 18th day of each month, commencing April 18, 2007 through and including March 18, 2012, whether or not such day is a business day.

Notice Periods:	The notice period for each election date will begin on the fifth business day prior to the election date and end on the election date; provided, however, that if the election date is not a business day, the notice period will be extended to the next day that is a business day.

Initial Interest Rate:	One-month LIBOR minus 0.04%, determined two London banking days prior to March 28, 2007

Interest Reset Dates:	The 18th day of each month, commencing April 18, 2007

Interest Reset Periods:	Monthly

Optional Redemption:	At our option, we can redeem any or all of the Extendible Notes on any redemption date and will give notice to the holders of the Extendible Notes at 15 days and not more than 30 days prior to the applicable redemption date.

Redemption Dates:	Any interest payment date on or after April 18, 2012

Redemption Price:	100%, together with any accrued interest to the redemption date

Issue Price:	100%

Agents’ Discount:	0.10%

Net Proceeds to Company:	$2,997,000,000

Original Issue Date:	March 28, 2007

Agents:	Goldman, Sachs & Co., Merrill Lynch, Pierce, Fenner & Smith Incorporated and Wells Fargo Brokerage Services, LLC

CUSIP No:	94974BBU3

United States Federal Income Tax Considerations

Prospective investors should consult the summary describing the principal U.S. federal income tax consequences of the ownership and disposition of the Extendible Notes in the accompanying prospectus under “Certain U.S. Federal Income Tax Considerations.”

U.S. Holders That Elect To Extend Maturity Date

Subject to the discussion below, in the opinion of our special tax counsel, Faegre & Benson, LLP, an election to extend the maturity of all or any portion of the principal amount of the Extendible Notes in accordance with the procedures described above should not be a taxable event for U.S. federal income tax purposes. Our special tax counsel has reached this conclusion based, in part, on the Original Issue Discount (“OID”) Regulations.

Pursuant to Treasury regulations governing modifications to the terms of debt instruments (the “Modification Regulations”), the exercise of an option by a holder of a debt instrument to defer any scheduled payment of principal is a taxable event if, based on all the facts and circumstances, such deferral is considered material under the Modification Regulations. In this regard, a safe harbor is provided under which a deferral that extends the maturity of a debt instrument for the lesser of 5 years or 50% of the original term to maturity of the debt instrument does not give rise to a taxable event (the “50% Safe Harbor”). The Modification Regulations do not specifically address the unique features of the Extendible Notes (including their economic equivalence to a six-year debt instrument containing put options). Under the OID Regulations, for purposes of determining the yield and maturity of a debt instrument that provides the holder with an unconditional option or options, exercisable on one or more dates during the term of the debt instrument, that, if exercised, require payments to be made on the debt instrument under an alternative payment schedule or schedules (e.g., an option to extend the maturity of the debt instrument), a holder is deemed to exercise or not exercise an option or combination of options in a manner that maximizes the yield on the debt instrument. Since the spread will periodically increase during the term of the Extendible Notes from an initial amount equal to minus 0.04% to an amount equal to plus 0.02%, under these rules, as of the original issue date, original holders of the Extendible Notes should be deemed to elect to extend the maturity of all of the principal amount of the Extendible Notes to the final maturity date in accordance with the procedures described above. However, although the spread for computing the interest rate of the Extendible Notes will not increase after April 18, 2011, the overall yield of the Extendible Notes might be viewed as being reduced if our option to call the Extendible Notes for redemption is exercised on April 18, 2012. Accordingly, we will treat the Extendible Notes as having a five-year term to maturity based upon the OID Regulations. Assuming a five-year term to maturity for the Extendible Notes, we believe that a holder’s election to extend the maturity of all or any portion of the principal amount of the Extendible Notes should be treated as not giving rise to a taxable event for U.S. federal income tax purposes. The 50% Safe Harbor would allow for an extension of the Extendible Notes for up to 2.5 years (or 50% of their assumed 5-year term to maturity). Based on such treatment, the election by a holder to extend the maturity of an Extendible Note to its final maturity date in April 2013 should not constitute a taxable event under the Modification Regulations. Under the treatment described above, the Extendible Notes will be treated as having been issued with de minimis OID. In addition, the Extendible Notes should not constitute contingent payment debt instruments that would be subject to certain Treasury regulations governing contingent payment obligations (the “Contingent Payment Regulations”).

Prospective investors should note that no assurance can be given that the IRS will accept, or that the courts will uphold, the characterization and the tax treatment of the Extendible Notes described above. If the IRS were successful in asserting that an election to extend the maturity of all or any portion of the principal amount of the Extendible Notes is a taxable event for U.S. federal income tax purposes, then you would be required to recognize gain upon the exercise of such election. Also, if the IRS were successful in asserting that the Extendible Notes were subject to the Contingent Payment Regulations, the timing and character of income thereon would be affected. Among other things, you may be required to accrue income under the Extendible Notes as OID, subject to adjustments, at a “comparable yield” on the issue price. Furthermore, any gain recognized with respect to the Extendible Notes would generally be treated as ordinary income. You are urged to consult your tax advisor regarding the U.S. federal income tax consequences of investing in, and extending the maturity of, the Extendible Notes.

U.S. Holders That Do Not Elect to Extend Maturity Date

Although the matter is not free from doubt, a U.S. Holder that does not elect to extend the maturity date of its Extendible Notes as of any election date should be treated as having disposed of such Extendible Notes in a taxable transaction in return for the new Extendible Notes if the differences between the terms of the Extendible Notes and the new Extendible Notes as of the applicable election date are “economically significant.” Except as otherwise noted, the discussion below assumes that a U.S. Holder will be so treated and that such differences will be “economically significant.” If the differences between the terms of the Extendible Notes and the new Extendible Notes as of the applicable election date are not “economically significant,” a U.S. Holder will not be treated as having disposed of its Extendible Notes in a taxable exchange and the U.S. Holder will be subject to tax with respect to its new Extendible Notes in the same manner as described above with respect to the Extendible Notes.

A U.S. Holder that does not elect to extend the maturity date of its Extendible Notes as of any election date will recognize gain or loss in an amount equal to the difference between its basis in the Extendible Notes for which the election is not made and the issuance price of the new Extendible Notes. The issue price of the new Extendible Notes will be determined in the following manner. If the new Extendible Notes are treated as “publicly traded” under the OID Regulations, then the issue price for the new Extendible Notes will be equal to the fair market value of the new Extendible Notes as of the applicable election date. If the new Extendible Notes are not treated as “publicly traded” under the OID Regulations but the Extendible Notes are treated as “publicly traded” under the OID Regulations, then the issue price for the new Extendible Notes will be equal to the fair market value of the Extendible Notes as of the applicable election date. If the new Extendible Notes and the Extendible Notes are both not treated as “publicly traded” under the OID Regulations, then the issue price of the new Extendible Notes will be equal to the principal amount of the new Extendible Notes.

The new Extendible Notes will be subject to the special rules governing short-term debt instruments for U.S. federal income tax purposes. Under such rules, the amount of OID with respect to the new Extendible Notes will be equal to the excess of (x) the principal amount of the new Extendible Notes and the stated interest with respect to the new Extendible Notes over (y) the issue price for the new Extendible Notes (determined in the manner described above). An individual or other cash basis U.S. Holder will generally not be required to accrue such OID for U.S. federal income tax purposes unless it elects to do so (although it is possible that the U.S. Holder will be required to include any stated interest on the new Extendible Notes in income at the time the U.S. Holder receives it). In the case of a U.S. Holder that is (i) an accrual basis taxpayer, (ii) a taxpayer in a special class, including, but not limited to, a regulated investment company, common trust fund, or certain type of pass-through entity or (iii) a cash basis taxpayer who so elects, the U.S. Holder will be required to accrue OID with respect to the new Extendible Notes on either a straight-line basis or under the constant-yield method, based on daily compounding. If a U.S. Holder is not required and does not elect to include OID in income currently, (i) any gain the U.S. Holder realizes on the sale, redemption or retirement of the new Extendible Notes will be ordinary income to the extent of the accrued OID that has not been included in the income (which will be determined on a straight-line basis unless the U.S. Holder makes an election to accrue the OID under the constant-yield method) through the date of sale, redemption or retirement and (ii) the U.S. Holder will be required to defer deductions for interest on borrowings allocable to the new Extendible Notes in an amount not exceeding the deferred income until the deferred income is realized.